Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 November 1, 2012

Barclays Bank PLC – S&P 500® Buffered Return Enhanced Note (BREN)

Returns linked to the performance of S&P 500® Index, subject to a 10.875% maximum return, with downside protection (subject to issuer credit risk) for declines in the level of the Index up to the Buffer Amount.

Trade Details/Characteristics	Hypothetical Return on BREN versus hypothetical direct investment in the Underlying Index at maturity (assuming $1,000 initial investment)
Issuer Underlying Index Upside leverage factor Cap on Index Performance Buffer Amount Downside leverage factor Monitoring Maximum potential return Maximum potential loss Maturity Date Settlement

Barclays Bank PLC

S&P 500® (“SPX”)

1.5x up to the cap on index performance of 7.25%

7.25%

10.00%

1.1111% loss for every 1% underlying index declines by more

than the Buffer Amount.

At maturity, based on 5 averaging dates

10.875%

100%

approximately 53 weeks

Cash

Appreciation Potential:

The notes provide the opportunity to enhance equity returns by multiplying a positive return on the underlying index by the upside leverage factor, up to the maximum potential return on the notes.

Limited Protection Against Loss:

Payment at maturity of the principal amount of the notes is protected against a decline in the underlying index of up to 10%, subject to the credit risk of Barclays Bank PLC. You will lose some or all of your investment if the underlying index declines by more than the Buffer Amount, as measured on the five averaging dates.

	*Performance based on the “Index Return” formula, as set forth in the accompanying free writing prospectus.
Selected Risk/Considerations	Hypothetical Payout at Maturity

•               100% Principal at Risk.  You may lose some or all of your investment.

•               Any payments on the notes are subject to issuer credit risk.

•               Investor does not receive dividends or have any other rights that holders of the securities comprising the underlying index would have.

•               Your maximum gain on the notes is limited to the maximum potential return on the notes, regardless of any appreciation of the underlying index, which may be significant.

•               If the underlying index declines by more than the Buffer Amount, your downside exposure will be leveraged by the downside leverage factor stated above.

•               There may be no secondary market.   Notes should be considered a “hold until maturity” product.

•               Additional risk factors can be found on the slide titled “Certain Risk Considerations”.  See also “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-6 of the accompanying free writing prospectus.

•               JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co., acts as placement agent

	Final Level of Underlying Index*	Index Return	Payment on the Notes (per $1,000 principal amount)	Total Return on Notes
	1,906.12	35.00%	$1,108.75	10.875%
	1,764.93	25.00%	$1,108.75	10.875%
	1,623.73	15.00%	$1,108.75	10.875%
	1,553.13	10.00%	$1,108.75	10.875%
	1,514.31	7.25%	$1,108.75	10.875%
	1,482.54	5.00%	$1,075.00	7.50%
	1,447.24	2.50%	$1,037.50	3.75%
	1,411.94	0.00%	$1,000.00	0.00%
	1,341.34	-5.00%	$1,000.00	0.00%
	1,270.75	-10.00%	$1,000.00	0.00%
	1,200.15	-15.00%	$944.44	-5.56%
	1,129.55	-20.00%	$888.89	-11.11%
	988.36	-30.00%	$777.78	-22.22%
	847.16	-40.00%	$666.67	-33.33%

*The table above assumes an initial level of the underlying index of 1,411.94. The actual initial level will be set on the pricing date.  The hypothetical examples in the table above are based on a number of other assumptions, which are further described on page FWP-3 of the accompanying free writing prospectus, and are included for illustrative purposes only. See the accompanying free writing prospectus for a description of how “Index Return” is calculated.  Actual returns may be less than -40.00%.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, the index supplement dated May 31, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

Certain Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of the related free writing prospectus.

Important Information

This document has been prepared by Barclays Bank PLC (“Barclays”) or an affiliate, for information purposes only and without regard to the particular needs of any specific recipient.  All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

No transaction or services relating to any financial products or investments described herein (“Products”) can be consummated without Barclays’ formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary. Accordingly you must independently determine, with your own advisors, the appropriateness for you of the securities/transaction before investing or transacting.   Any data on past performance, modeling or back-testing contained herein is no indication as to future performance.   The value of any Product may fluctuate as a result of market changes.  The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Products or investments of the type described herein may involve a high degree of risk and the value of such Products or investments may be highly volatile.  Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity.  In certain transactions, counterparties may lose their investment or incur unlimited loss.  This brief statement does not disclose all risks and other significant aspects in connection with transactions of the type described herein.  Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax or accounting considerations applicable to them.

Barclays and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding U.S. tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THIS DOCUMENT DOES NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO AN INVESTMENT IN ANY PRODUCT.  PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.  INVESTORS SHOULD ONLY TRANSACT AFTER READING THE INFORMATION IN THE RELEVANT OFFERING DOCUMENT (WHICH HAS BEEN OR WILL BE PUBLISHED AND MAY BE OBTAINED FROM BARCLAYS).

Any investment decision must be based solely on information included in the relevant offering documents, such investigations as the investor deems necessary and consultation with the investor’s own legal, regulatory, tax, accounting and investment advisors in order to make an independent determination of the suitability and consequences of an investment in the Products referred to herein.

Structured securities, derivatives and options are complex instruments that are not suitable for all investors, may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Supporting documentation or any claims, comparisons, recommendations, statistics or other technical data will be supplied upon request. Please Read the
http://www.optionsclearing.com/about/publications/character-risks.jsp.

Barclays Capital Inc., the United States affiliate of Barclays Bank PLC, accepts responsibility for the distribution of this product in the United States.  Any transactions by U.S. persons in any security discussed herein must only be carried out through Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019.

© 2012, Barclays Bank PLC (All rights reserved).